Exhibit 99.1

VESTA ANNOUNCES CLOSING OF INITIAL PUBLIC OFFERING AND FULL EXERCISE OF THE UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL SHARES IN AN AGGREGATE AMOUNT OF US$445.6 MILLION (GROSS PROCEEDS)

Mexico City, Mexico, July 5, 2023 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”), a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, today announced that it has closed its initial public offering in the United States of 14,375,000 American Depositary Shares (“ADSs”), representing 143,750,000 of its common shares (including 18,750,000 common shares pursuant to the full exercise of the underwriters’ option to purchase additional shares), at a price of US$31.00 per ADS.

The gross proceeds were approximately US$445.6 million. Vesta intends to use the net proceeds from the offering to fund its growth strategy, as described in its registration statement on Form F-1.

The ADSs began trading on the New York Stock Exchange under the ticker symbol “VTMX” on June 30, 2023.

The offering was made through an underwriting group led by Citigroup, BofA Securities and Barclays who acted as joint global coordinators, Morgan Stanley and Scotiabank who acted as joint bookrunners, and UBS Investment Bank who acted as underwriter.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The ADSs have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and may not be offered or sold publicly in Mexico.

Copies of the prospectus may be obtained by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone 800-831-9146; BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by e-mail to dg.prospectus_requests@bofa.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847); Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email to:

prospectus@morganstanley.com; Scotia Capital (USA) Inc., 250 Vesey Street, New York, NY 10281, Attention: Equity Capital Markets, at (212) 255-6854, us.ecm@scotiabank.com; or UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at (888) 827-7275 or by emailing ol-prospectus-request@ubs.com.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of March 31, 2023, Vesta’s portfolio was comprised of 202 buildings in modern industrial parks in 15 states of Mexico, totaling a gross leasable area of 33.7 million square feet (3.1 million square meters). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging.

Investor Relations Contact in Mexico:	In New York:
Juan Sottil, CFO	Barbara Cano
jsottil@vesta.com.mx	barbara@inspirgroup.com
Tel: +52 55 5950-0070 ext.133	Tel: +1 646 452 2334

Fernanda Bettinger, IRO
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Tel: +52 55 5950-0070 ext.163